Exhibit 99(a)(1)(D)

THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER.

IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME, KINDLY DISREGARD THIS NOTICE.

February 21, 2012

Dear Stockholder:

No action is required of you at this time. We have sent this letter to you only to announce the quarterly repurchase offer (the “Offer”) by FS Investment Corporation (the “Company”). The purpose of this Offer is to provide liquidity to holders of shares of the Company’s common stock, for which there is otherwise no public market, by offering to repurchase some or all of their shares at a price equal to 90% of the offering price in effect for such shares as of April 2, 2012. The offering price as of February 16, 2012, the date of the Company’s most recent semi-monthly closing, was $10.70 per share, but the offering price in effect on April 2, 2012 may be higher or lower than such amount. The Offer period will begin on or before February 28, 2012 and end at 5:00 P.M., Central Time, on March 27, 2012. Subject to the limitations contained in the Offer to Purchase, which is attached to this letter, all properly completed and duly executed letters of transmittal returned to the Company will be processed on April 2, 2012.

IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT 90% OF THE PUBLIC OFFERING PRICE AS OF APRIL 2, 2012, PLEASE DISREGARD THIS NOTICE. The Company will contact you again next quarter and each quarter thereafter to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding shares. If you would like to tender a portion or all of your shares for repurchase at 90% of the public offering price as of January 3, 2012, please complete the Letter of Transmittal included with this letter and return it in the enclosed envelope. Please see the attached Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that the Company is only offering to repurchase up to the lesser of (i) 2,334,307 shares of common stock and (ii) the number of shares the Company can repurchase with the proceeds it receives from the sale of Shares under its distribution reinvestment plan.

All requests to tender shares must be received in good order by the Company, at the address below, by 5:00 P.M., Central Time, on March 27, 2012.

For delivery by regular mail:	For delivery by registered, certified or express mail, by overnight courier or by hand:

FS Investment Services c/o DST Systems, Inc. P.O. Box 219095 Kansas City, MO 64121-9095	FS Investment Services c/o DST Systems, Inc. 430 W 7th Street Kansas City, MO 64105-1407

If you have any questions, please call your financial advisor or call the Company at (877) 628-8575.

Sincerely,

Michael C. Forman

Chairman, President and Chief Executive Officer

FS Investment Corporation